UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announces results for the first quarter ended March 31, 2005.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

May 4, 2005

By

/s/ David M. Hall

Name:

     David M. Hall

Title:

     CFO

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS

FOR THE QUARTER ENDED MARCH 31, 2005

VANCOUVER, May 4, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced financial results for the first quarter ended March 31, 2005.  Amounts, unless specified otherwise, are expressed in U.S. dollars.

CONDENSED FINANCIAL RESULTS

Adjusted operating net income for the quarter ended March 31, 2005 was $20.5 million ($0.24 income per common share), as compared to an adjusted operating net loss of $0.1 million ($0.00 loss per common share) for the same period in the prior year.  The increase in the income for the period was primarily a result of an increase in royalty revenues derived from sales of paclitaxel-eluting coronary stent systems by Boston Scientific Corporation (“BSC”), partially offset by an increase in operating expenditures.

Net income for the quarter ended March 31, 2005 according to GAAP was $18.8 million ($0.22 income per common share), as compared to a net loss according to GAAP of $6.2 million ($0.07 loss per common share) for the same period in the prior year.

Cash provided by operating activities for the quarter ended March 31, 2005 was $19.1 million and adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“adjusted EBITDA”) for the quarter was $32.2 million.

Certain financial results presented in this press release include non-GAAP measures that exclude certain items.  Adjusted operating net income/loss and adjusted EBITDA exclude stock based compensation expense, foreign exchange gains or losses relating to our domiciling of cash balances, acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions and other non-recurring items.  Adjusted operating net income/loss and adjusted EBITDA do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.  Management uses non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time.  Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP.  We have provided a reconciliation of adjusted operating net income to net income according to GAAP in the attached tables.

Revenue of $56.7 million for the quarter ended March 31, 2005 included royalty revenue of $51.3 million, primarily derived from royalties received from BSC under the exclusive license agreement relating to sales of paclitaxel-eluting coronary stent systems.  License fee revenue of $3.3 million related to our recently completed license agreement with CABG Medical, Inc. and product sales of $2.1 million related to sales of approved products by our subsidiaries.

TAXUS related royalties of $50.0 million received during the first quarter were based on $623 million of worldwide paclitaxel-eluting coronary stent system net sales, as reported to us by BSC for their fourth quarter ended December 31, 2004.  The gross royalty rate earned in the quarter was 8.6% for sales in the U.S. and 6.6% for sales in other countries.

For the quarter ended March 31, 2005 BSC publicly reported worldwide revenue from sales of paclitaxel-eluting coronary stent systems of $686 million, of which $494 million was revenue realized from sales of systems in the U.S.  We expect to realize royalties related to BSC’s first quarter TAXUS system sales during our second quarter ended June 30, 2005.

Research and development expenditures for the quarter totaled $7.6 million, an increase of $2.4 million when compared to the same quarter in the prior year.  This increase was primarily due to an increase in patent-related expenses as a result of increased patent filing activity and costs relating to certain patent opposition proceedings.  Stock-based compensation expense also increased during the quarter due to accelerated vesting of certain stock options.  There were also moderate increases in internal and external costs relating to discovery and preclinical research activities and external clinical trial costs.

Selling, general and administrative expenses for the quarter totaled $7.0 million, an increase of $1.9 million compared to the same quarter in the prior year.  This increase was primarily due to an increase in salaries and benefits as a result of an increase in the number of employees required to support our growing operations, a concurrent increase in stock based compensation expense, and an increase in professional fees related to certain patent and legal related activities.

For the quarter ended March 31, 2005, the reported foreign exchange loss of $0.5 million was due to a weaker Canadian dollar relative to the U.S. dollar (from 0.831:1 to 0.827:1) when translating our Canadian dollar denominated cash, cash equivalents and short-term investments at period end.  For the three month period ended March 31, 2004, the reported foreign exchange loss of $1.3 million was also due to a weaker Canadian dollar over the quarter.  Investment and other income increased by $0.6 million compared to the same quarter in the prior year due to an increase in cash balances available for investment and higher investment yields earned.

“We are pleased to announce our third consecutive quarter of significant profitability and operating cash flow,” said William Hunter, M.D., President and CEO of Angiotech.  “The continued strong revenue results and market position of paclitaxel-eluting coronary stents, combined with our commitment to operational efficiency in our research, development and administrative functions, have enabled us to meet or exceed our original earnings guidance in each of these three quarterly periods.  We also look forward to continued progress in our key product development programs during the second half of 2005.”

CONDENSED FINANCIAL RESULTS

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Three Months Ended March 31, 2005			Three Months Ended March 31, 2004
	$	$	$	$	$	$
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	51,299		51,299	4,489		4,489
Product sales	2,064		2,064	4,122		4,122
License fees	3,348	(3,348) a	-	3,265		3,265
	56,711	(3,348)	53,363	11,876	-	11,876
EXPENSES
License and royalty fees	8,042	(425) a	7,617	1,352		1,352
Cost of goods sold – product sales	1,426		1,426	2,160		2,160
Research and development	7,607	(513) b	6,194	5,163	(622) b	4,541
		(900) c
Selling, general and administrative	7,012	(778) b	5,967	5,091	(555) b	4,536
		(267) c
Depreciation and amortization	2,732	(2,020) d	712	4,187	(3,613) d	574
Acquired in-process research and development	1,000	(1,000) e	-	-		-
	27,819	(5,903)	21,916	17,953	(4,790)	13,163
Operating income (loss)	28,892	2,555	31,447	(6,077)	(4,790)	(1,287)
Other income (expenses):
Foreign exchange gain (loss)	(464)	464 f	-	(1,298)	1,298 f	-
Investment and other income	1,829		1,829	1,273		1,273
Total other income (expenses)	1,365	464	1,829	(25)	1,298	1,273
Income (loss) for the period before income taxes	30,257	3,019	33,276	(6,102)	6,088	(14)
Income tax expense	11,429	1,322 g	12,751	96		96
Net income (loss) for the period	18,828	1,697	20,525	(6,198)	6,088	(110)
Basic net income (loss) per common share	0.22	0.02	0.24	(0.07)	0.07	0.00
Diluted net income (loss) per common share	0.22	0.02	0.24	(0.07)	0.07	0.00
Weighted average shares outstanding (000’s) – Basic	84,049		84,049	83,383		83,383
Weighted average shares outstanding (000’s) – Diluted	84,812		84,812	n/a		n/a

a.

Adjustment for license fee revenue relating to license agreement with CABG Medical, Inc., net of license fees due to licensors.

b.

Adjustment for stock based compensation expense.

c.

Adjustment for restructuring and termination costs relating to consolidation of research and development activities at Palo Alto facility.

d.

Adjustments for amortization of acquisition related intangible assets and medical technologies.  For the three months ended March 31, 2005, adjustments include $389,000, $400,000 and $374,000 for amortization of intangible assets related to the acquisitions of BioMaterials, BioCoatings and NeuColl respectively; and $857,000 for amortization of medical technologies, primarily relating to the $25.0 million license payment made to Cook Incorporated in 2004.

e.

Adjustment for payment to Poly-Med for in-process research and development.

f.

Adjustment for foreign exchange fluctuations related to domiciling of cash balances.

g.

Tax effect of adjustments a. through f.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at	March 31,	December 31,
(in thousands of U.S.$)	2005	2004
	$	$
ASSETS
Cash and short-term investments	253,215	271,484
Other current assets	19,306	21,185
Long-term investments	108,412	71,711
Property and equipment, net	15,538	15,677
Intangible assets, net	63,239	65,246
Goodwill	33,346	33,346
Other assets	401	428
	493,457	479,077

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	18,015	24,369
Deferred revenue – long term portion	2,789	2,000
Deferred leasehold inducement	2,852	2,860
Deferred income taxes	7,931	8,022
Shareholders’ equity	461,870	441,826
	493,457	479,077

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three months ended March 31, 2005 and the audited consolidated financial statements for the year ended December 31, 2004. If you require a copy of Angiotech's audited consolidated financial statements for the year ended December 31, 2004, please contact the Company or visit our website at www.angiotech.com.

A conference call on Angiotech's Financials will be held on Wednesday, May 4, 2005 at 2 PM PST (5 PM EST). The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialling toll-free at 1-800- 510-9661 (North America) or 617-614-3452 (International) and entering Access Code 98019456.  A recording of the call will be available until Wednesday, May 11, 2005 by calling 1-888-286-8010 (North America) or 617-801-6888 (International) and entering Access Code 20027692.

Statements in this press release regarding future financial and operating results of Angiotech and its subsidiaries, future opportunities for the  companies, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or its subsidiaries managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; general economic and business conditions, both nationally and in regions in which Angiotech operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against Angiotech or its subsidiaries; other factors referenced in Angiotech's  regulatory filings with the United States Securities and Exchange Commission or the Canadian securities regulators and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and its subsidiaries disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Todd Young, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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